

February 25, 2011

Via Facsimile and U.S. Mail

Joshua B. Weingard
Chief Legal Officer
Cardo Medical, Inc.
7625 Hayvenhurst Avenue
Suite 49
Van Nuys, California 91406

> **Re: Cardo Medical, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 31, 2011**
> **File No. 0-21419**

Dear Mr. Weingard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us your consideration of the need to include the historical financial statements of Cardo Medical, Inc. and the other information required by Item 14 of Schedule 14A. Please also tell us why you have not included pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of the reconstructive division. We see that the preliminary information statement was filed due to the sale or transfer of a substantial part of your assets.

2. As a related matter, please note that if financial statements as of a date on or after the date a component of your business has been disposed of or has been classified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of Cardo Medical, Inc. to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

Spine Division Sale, page 3

3. Please tell us whether you plan to send another information statement with the material information regarding the spine division sale 20 days before the spine division sale. See Rule 14c-2(b). Cite all authority on which you rely, including any relevant authority regarding whether applicable state law permits you to consider a transaction approved by shareholders when you have not determined the terms of that transaction.

The Asset Sale, page 3

4. Please expand the fourth bullet point on pages 3 and 9 and the section entitled "Use of Proceeds" on page 4 to quantify the amount of proceeds to be paid to each of your officers and directors. For example, are any of the proceeds to be used to pay accrued salaries of your officers? Also, please quantify the amount of your proceeds to be paid to other related parties. For example, we note the disclosure on page 10 of your latest Form 10-Q that you issued a promissory note to the brother of your chief executive officer.

Structure of the Company After the Asset Sale, page 5

5. Please expand the appropriate section to disclose who will be your officers and directors:

- after the sale of your reconstructive division; and

- after the sale of your spine division.

A Note about Forward-Looking Statements, page 6

6. We note your reference to penny stock in your latest Form 10-K. The safe harbor you cite in the second sentence excludes penny stock issuers. Please do not invoke a safe harbor that is not applicable.

Background of the Asset Sale, page 14

7. Please reconcile the disclosure in the penultimate paragraph on page 14 regarding three preliminary indications of interest with the disclosure in the first paragraph on page 15 regarding four preliminary indications of interest.

8. Please expand the references on page 15 to your negotiations with Arthrex to disclose in greater detail the negotiations that took place, why the structure of the transaction was changed and how the purchase price was determined. Include a description of the negotiation of the agreements with affiliates.

9. Please tell us, with a view to disclosure, whether the purchase price for only the reconstructive division was greater than the amounts in the indications of interest mentioned in the third paragraph on page 15.

10. Please tell us, with a view to disclosure, whether you have begun to negotiate the sale of your spine division with any of the three or four parties from whom you received indications of interest or otherwise.

Reasons for the Asset Sale and the Spine Division Sale, page 16

11. Please provide greater specificity regarding the reasons for the transactions. For example:

   • When did you reduce your workforce? By what amount? Why?

   • What led to the conclusion that you are unable to raise funds?

   • How did payments to related persons affect the decision?

   • How did the "Special Factors" mentioned in the next subsection affect your reasons for the transactions?

Opinion of Inverness Advisors, page 24

12. Please clarify how Inverness' January 12, 2011 analysis mentioned on page 15 differed from the January 24 analysis.

13. Provide us a copy of all written materials that the financial advisor provided to the board.

14. We note the limitation on reliance by shareholders in the last full paragraph on the penultimate page of the opinion attached as Annex C. The limitation should be deleted because it is inconsistent with the disclosures relating to the opinion. Otherwise:

- Disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under state law, such as the inclusion of an express disclaimer in the financial advisor's engagement letter with you.

- Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

- Disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

- Disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

15. We note the disclaimer in the first paragraph on page 26 that Inverness assumed no responsibility relating to the forecasts. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

16. We note your disclosure that Inverness used the projections provided by you in its analyses. Please provide us your analysis as to whether disclosure of the projections may be material to a shareholder in evaluating your disclosure.

17. Refer to the last sentence of the penultimate paragraph on page 30. With a view toward clarified disclosure, please tell us with specificity the nature of the services that Inverness and its affiliates have provided you, the dates of those services, the amount you paid for those services, and the nature of any agreement to provide future services.

18. We note the statement in the penultimate sentence of the last full paragraph on the penultimate page of Annex C regarding Inverness' prior written consent. If true, please disclose that Inverness has consented to the use of the opinion in this document and to your summary of the opinion as it appears in your information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief